

unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

SUPPL



Date April 21, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

Enclosure

- **First quarter 2005: Unaxis records increase in orders received (comparable basis) of 17 percent versus weak previous quarter – Favorable developments in core business areas of thin film and vacuum technology – Key elements for independence of Semiconductor Equipment put in place – Display Technology to focus on solar activities**

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 96 93

Media release

First quarter 2005: Unaxis records increase in orders received (comparable basis[1]) of 17 percent versus weak previous quarter – Favorable developments in core business areas of thin film and vacuum technology – Key elements for independence of Semiconductor Equipment put in place – Display Technology to focus on solar activities

Pfäffikon SZ, April 21, 2005 – As compared to the weak previous quarter, Unaxis registered a 6 percent increase in orders received to CHF 330 million or, as it were, on a comparable basis[1] by 17 percent to CHF 364 million (Q4 2004: CHF 313 million). Sales declined slightly on a quarter-over-quarter basis by 3 percent to CHF 338 million (Q4 2004: CHF 347 million). Vacuum Solutions, Data Storage Solutions, and Components and Special Systems segments managed in a difficult market environment to record a double-digit increase in orders received.

19 percent increase in orders received by thin film and vacuum technology segments

The activities of Unaxis' thin film and vacuum technology businesses, comprised of its Coating Services (Balzers), Vacuum Solutions (Leybold Vacuum), Data Storage Solutions, and Components and Special Systems (Optics and Space Technology) segments, witnessed a 19 percent increase to CHF 280 million (Q4 2004: CHF 235 million) in orders received during the first quarter of 2005. Due to the previous quarter's low level of orders received, sales declined by 17 percent to CHF 253 million (Q4 2004: CHF 305 million).

In comparison to the unusual business-related strength seen in the fourth quarter of 2004, sales at *Coating Services (Balzers)* declined modestly by 5 percent to CHF 91 million (Q4 2004: CHF 96 million) but still confirmed the segment's continuing favorable course of business. The geographic expansion of its market presence

---

[1] In negotiations with customers, agreements were reached that have led to the termination of orders at Display Technology. Those orders were reflected in the 2004 annual financial statements and, as a consequence, have now been adjusted in the first quarter of 2005. This led to a CHF –34 million adjustment in orders received and CHF –8 million in sales.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Unaxis

 continued in the first quarter of 2005 with the opening of two coating centers in California, USA and Argentina. Six additional centers are currently under construction. The newly introduced product application Balinit Alcrona was well received by customers.

Vacuum Solutions (Leybold Vacuum) in the first quarter of 2005 enjoyed a 12 percent quarter-over-quarter increase to CHF 97 million in orders received (Q4 2004: CHF 87 million) and a 7 percent rise in sales to CHF 94 million (Q4 2004: CHF 88 million). With the goal of achieving a return on sales of significantly more than 10 percent by the end of 2007, the segment's new management initiated a comprehensive restructuring project. Unaxis will report in the near future on the planned measures and their impact.

Following the low level of the previous quarter, orders received by *Data Storage Solutions* rose by 59 percent to CHF 28 million (Q4 2004: CHF 18 million). Due to the weak flow of orders received during previous months, sales for the first quarter of 2005 declined to CHF 19 million (Q4 2004: CHF 30 million). However, DVD RW systems continued to generate a gratifying level of sales.

Thanks in particular to Space Technology, *Components and Special Systems* can look back on a fine first quarter of 2005. As compared to the previous quarter, orders received by the segment rose 87 percent to CHF 64 million (Q4 2004: CHF 34 million). Sales declined by 47 percent to CHF 48 million (Q4 2004: CHF 91 million) in reflection of the slow pace of orders booked during the final quarter of 2004. Space Technology received a significant order from Arianespace to supply the payload fairing for the new Ariane 5 launch vehicle.

Due to the favorable development of the company's thin film and vacuum technology business areas, Unaxis is going on the assumption that the low points in the respective markets have been passed. Moreover, the rising amount of orders received confirms the competitiveness of Unaxis' technologies and products.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Independence for Semiconductor Equipment pursued further

The Semiconductor Equipment segment, consisting of Wafer Processing and Assembly & Packaging (ESEC), recorded a first-quarter 2005 increase of 46 percent in orders received to a total of CHF 81 million (Q4 2004: CHF 57 million). Sales declined by 31 percent to CHF 58 million (Q4 2004: CHF 85 million). The segment's *Wafer Processing* and *Assembly & Packaging* divisions are being merged to create an independent organizational entity. Going forward, the newly formed Semiconductor Equipment segment, headquartered in Cham, Switzerland, will comprise five business units: Etch, PVD, CVD, Wire Bonding, and Die Attach.

As a result of its streamlined, integrated structure, this new organizational arrangement will contribute to a further improvement in the profitability of Semiconductor Equipment's business activities. It also takes into account the imminent move towards the integration of front- and back-end technologies to create "systems in a package". In addition, the realigned organization puts in place the key elements for the planned independence of the Semiconductor Equipment segment.

Exit from unprofitable flat panel display business and expansion of solar activities

Unaxis is withdrawing from the market for flat panel displays. As previously announced, the Display Technology division is in the process of being restructured within the framework of the adopted plan. The completion of customer projects currently underway as well as the professional maintenance of all installed systems will be accomplished by a service and support unit based mainly in Taiwan.

The newly constituted Solar division will concentrate on the growing business for solar technology and be developed into a leading provider of process technologies and manufacturing systems for the mass production of large-surface solar modules based on thin film silicon technology. As a result of exclusive rights to use key patents, as well as its know-how in the field of industrial process technologies, Unaxis is in a position to enable the cost-effective mass production of efficient, large-surface solar modules. Discussions are underway for the sale of the display activities.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Outlook for the 2005 financial year

The thin film and vacuum technology markets, which represent the future foundation of Unaxis, should continue their favorable development in 2005 despite cyclical fluctuations at Data Storage Solutions and Optics. The further growth and improved profitability of these business activities is to be fostered through geographic expansion, increased organic growth, and the opening up of new areas of application.

For the Semiconductor Equipment segment, Unaxis is continuing to reckon with a low degree of visibility as to market conditions. The ongoing build-up of production capacity for Assembly & Packaging in Asia is being aggressively pursued and will lead to the improved competitiveness of this division. By having organizationally merged its front- and back-end business activities, Unaxis is convinced that the pieces have been put in place for the segment's consistently profitable development.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

Attachment: Key figures tables

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

unaxis

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Group profile

	Thin film and vacuum technology				
Segments	Coating Services	Vacuum Solutions	Data Storage Solutions	Components and Special Systems	
Divisions				Optics	Space Technology
Brands	Balzers	Leybold Vacuum	Unaxis	Unaxis	Contraves Space

Semiconductor technology		
Semiconductor Equipment		
Wafer Processing	Assembly & Packaging	Display Technology
Unaxis	ESEC	Unaxis

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures Q1 2005 – Consolidated total

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received[2]	**330**	1'778	313	375	511	579
Orders on hand	**491**	494	494	537	659	692
Sales[2]	**338**	1'850	347	496	538	469

Coating Services segment (Balzers)

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**91**	367	96	89	94	88

Vacuum Solutions segment (Leybold Vacuum)

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**97**	365	87	93	92	94

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand	**40**	36	36	38	52	55

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**94**	379	88	107	94	91

[2] In negotiations with customers, agreements were reached that have led to the termination of orders at Display Technology. Those orders were reflected in the 2004 annual financial statements and, as a consequence, have now been adjusted in the first quarter of 2005. This led to a CHF –34 million adjustment in orders received and CHF –8 million in sales. Thus on a comparable basis, orders received totaled CHF 364 million and sales amounted to CHF 346 million.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Data Storage Solutions segment

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	28	170	18	28	58	66

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand	21	12	12	25	33	52

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	19	208	30	36	76	66

Components and Special Systems segment

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received						
Optics	27	207	16	36	85	70
Space Technology (Contraves Space)	37	102	18	31	11	43
Total	64	309	34	67	96	112

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand						
Optics	28	35	35	72	103	80
Space Technology (Contraves Space)	173	149	149	171	172	177
Total	201	184	184	243	275	258

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales						
Optics	35	231	50	67	61	52
Space Technology (Contraves Space)	13	98	40	32	16	10
Total	48	328	91	99	77	62

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

unaxis

Semiconductor Equipment segment

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received						
Wafer Processing	**50**	203	29	67	58	49
Assembly & Packaging (ESEC)	**32**	234	27	28	91	87
Display Technology[1]	**-31**	129	21	3	21	84
Total	**50**	567	78	98	171	220

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand						
Wafer Processing	**93**	71	71	99	79	82
Assembly & Packaging (ESEC)	**18**	14	14	19	53	54
Display Technology	**119**	176	176	112	167	191
Total	**229**	261	261	230	299	327

in CHF million	2005	2004				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales						
Wafer Processing	**30**	195	54	47	59	36
Assembly & Packaging (ESEC)	**28**	267	32	62	92	82
Display Technology[1]	**27**	105	-43	57	46	46
Total	**85**	568	42	166	196	163

[1] In negotiations with customers, agreements were reached that have led to the termination of orders at Display Technology. Those orders were reflected in the 2004 annual financial statements and, as a consequence, have now been adjusted in the first quarter of 2005. This led to a CHF –34 million adjustment in orders received and CHF –8 million in sales.